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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F   |X|          Form 40-F   |_|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes   |_|                 No   |X|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes   |_|                 No   |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                         Yes   |_|                 No   |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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This report on Form 6-K is incorporated by reference into the Registration
Statement on Form F-4 of Empresa Nacional de Electricidad S.A., Registration No. 333-107533.

[LOGO] ENDESA

FOR IMMEDIATE RELEASE
                                                        Tomas Gonzalez
For further information contact:                        tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director                             Irene Aguilo
Endesa Chile                                            iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl                                          Suzanne Sahr
                                                        ssc@endesa.cl

       ENDESA CHILE ANNOUNCES THAT CACHOEIRA DOURADA S.A. REINSTATED TODAY
                              ITS NORMAL OPERATIONS

Santiago, Chile, October 10, 2003 - Endesa Chile (NYSE: EOC) today announced that the plant belonging to Cachoeira Dourada S.A. reinstated today its normal operations using all its turbines.

We refer to our report of material information dated October 6, 2003 relating to the stoppage of 9 of the 10 turbines of our subsidiary Cachoeira Dourada S.A. in the state of Goias, Brazil, due to an order issued by the Goias Environmental agency.

We now wish to inform, as material information, that today the competent tribunal of that state accepted a request made yesterday by our subsidiary Cachoeira Dourada S.A. to suspend the measure decreed by the state agency of Goias which ordered the referred stoppage.

On this same date, the environmental agency of Goias state proceeded to leave without effect the administrative measure decreed by that agency to stop the turbines, in accordance with the Agreement signed yesterday in Brasilia between Cachoeira Dourada S.A. and that state environmental agency by which the latter entity promised to leave without effect the administrative act that it had decreed previously.

As a result of the court resolution mentioned and the administrative act of the Goias state environmental agency, the plant belonging to Cachoeira Dourada S.A. began today to reinstate its normal operations using all its turbines.

During these days, Cachoeira Dourada S.A. served all of its contractual obligations, buying energy from the market, with non relevant financial impact on the company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY:    /S/ HECTOR LOPEZ VILASECO
                                                ---------------------------
                                                  Hector Lopez Vilaseco
                                                     General Manager

Dated:  October 10, 2003